SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Labatt Holding B.V.
Ceresstraat 19
4811 CA Breda
The Netherlands

March 3, 2003

Interbrew International B.V.
Ceresstraat 19
4811 CA Breda
The Netherlands

Dear Sirs:

Reference is made to the Incorporação Agreement, to be entered into following the execution hereof (the “Incorporação Agreement”), among Companhia de Bebidas das Américas – AmBev, a corporation organized under the laws of the Federative Republic of Brazil (“AmBev”), Interbrew S.A., a public limited company organized under the laws of Kingdom of Belgium, Labatt Brewing Canada Holding Ltd., a company organized under the laws of the Bahamas, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada (“Labatt”). Capitalized terms used herein and not defined shall have the meanings to be set forth in the Incorporação Agreement.

Following the execution hereof, and on a date prior to the Effective Time to be agreed between Interbrew International B.V., a corporation organized under the laws of The Netherlands (“IIBV”), and Labatt Holding B.V., a corporation organized under the laws of The Netherlands (“Labatt Holdco”), IIBV will contribute (the “Labatt Contribution”) 100% of the shares of Labatt to Labatt Holdco, with Labatt becoming a wholly-owned subsidiary of Labatt Holdco as a result of the Labatt Contribution, in exchange for consideration having a fair market value equal to the fair market value of the shares of Labatt, to be satisfied, subject to adjustment as provided herein, by (i) the issuance of shares of Labatt Holdco to IIBV and (ii) Labatt Holdco’s executing and delivering to IIBV a promissory note, having a principal amount of US$206,000,000 (subject to adjustment as provided below) payable to the order of IIBV, in substantially the form attached hereto as Exhibit A to this letter agreement (the “FEMSA Cerveza Promissory Note”) and (iii) Labatt Holdco’s executing and delivering to IIBV a promissory note, having a principal amount of US$287,000,000 (subject to adjustment as provided below) payable to the order of IIBV, in substantially the form attached hereto as Exhibit B to this letter agreement (the “Labatt USA Promissory Note”).

I. FEMSA Cerveza Purchase Election

A. Labatt and its subsidiary Stellamerica Holdings Limited are the record and beneficial owners of an equity interest in FEMSA Cerveza S.A. de C.V., a sociedad anonima de capital variable organized under the laws of the United Mexican States (“FEMSA Cerveza”), equal to approximately 30% of the total equity interests in FEMSA Cerveza (the “FEMSA Cerveza Shares”). Under the terms of the Shareholders Agreement, dated as of September 12, 1994 (the “FEMSA Cerveza Agreement”), by and among Fomento Económico Mexicano, S.A. de C.V. (FEMSA), a sociedad anonima de capital variable organized under the laws of the United Mexican States (“FEMSA”), Labatt and FEMSA Cerveza, the execution and delivery of the Incorporação Agreement and the consummation of the transactions contemplated thereby may constitute a “Change of Control” as defined in Section 3.6 of the FEMSA Cerveza Agreement (a “FEMSA Cerveza CoC Event”), in which case FEMSA would be entitled to elect to purchase the FEMSA Cerveza Shares pursuant to the applicable terms of the FEMSA Cerveza Agreement (a “FEMSA Cerveza Purchase Election”).

B. Labatt Holdco and IIBV agree that if (i) a FEMSA Cerveza Exclusion has not occurred prior to the Closing and (ii) following the Closing, (x) a FEMSA Cerveza CoC Event occurs and FEMSA elects to exercise the FEMSA Cerveza Purchase Election and purchases the FEMSA Cerveza Shares in accordance with the terms of the FEMSA Cerveza Agreement or (y) the FEMSA Cerveza Shares are otherwise sold by Labatt or a subsidiary of Labatt (a “Labatt Party”) to FEMSA or a subsidiary of FEMSA (a “FEMSA Party”), either pursuant to any agreement for the sale of the FEMSA Cerveza Shares entered into at or prior to the Closing or, with the consent of IIBV, any such agreement entered into at or following the Closing (any such sale being made pursuant to the preceding clause (x) or (y) being a “FEMSA Cerveza Transaction”), then, upon the consummation of any such sale of the FEMSA Cerveza Shares by a Labatt Party to a FEMSA Party, (i) if the total consideration paid by the FEMSA Party to purchase the FEMSA Cerveza Shares from the Labatt Party (the “FEMSA Cerveza Price”) is greater than US$1,220,000,000, then, not later than the fifth (5th) Business Day following the consummation of such FEMSA Cerveza Sale, Labatt Holdco shall pay to IIBV an aggregate amount equal to (x) the FEMSA Cerveza Price minus (y) US$1,220,000,000 minus (z) an amount (in US dollars) equal to the Taxes or other expenses payable by any Labatt Party or AmBev or a subsidiary of AmBev (an “AmBev Party”) directly or indirectly as a result of or in respect of the FEMSA Cerveza Transaction, including the distribution of amounts to pay the FEMSA Cerveza Promissory Note and including any Brazilian Taxes but net of any Tax savings realized by an AmBev Party as a result of the FEMSA Cerveza Transaction (except that, if such aggregate amount is negative, IIBV shall pay the absolute value of such amount to Labatt Holdco) or (ii) if the FEMSA Cerveza Price is less than or equal to $US1,220,000,000 then, not later than the fifth (5th) Business Day following the consummation of such FEMSA Cerveza Sale, IIBV shall pay to Labatt Holdco an aggregate amount equal to (x) US$1,220,000,000 minus (y) the FEMSA Cerveza Price plus, (z) an amount (in US dollars) equal to the Taxes or other expenses payable by any Labatt Party or AmBev Party directly or indirectly as a result of or in respect of the FEMSA Cerveza Transaction, including the distribution of amounts to pay the Femsa Cerveza Promissory Note and including any Brazilian Taxes, but net of any Tax savings realized by an AmBev Party as a result of the FEMSA Cerveza sale (except that, if such aggregate amount is negative, Labatt Holdco shall pay the absolute value of such amount to IIBV). Concurrently with the consummation of the FEMSA Cerveza Transaction, the FEMSA Cerveza Promissory Note shall be accelerated and shall become due and payable in full, together with accrued interest thereon, on the fifth (5th) Business Day following the date of the consummation of such FEMSA Cerveza Transaction. For greater certainty, any payment under this Clause I.B. shall be treated as a purchase price adjustment in respect of the Labatt Contribution. The structure of any FEMSA Cerveza Transaction shall be developed by Labatt Holdco in consultation with IIBV, and IIBV shall have the right to consent to any such structure and the material terms thereof.

II. Labatt Purchase Election

A. Labatt Holdings, Inc., a Delaware corporation (“Existing Labatt Holdings I”), a wholly-owned subsidiary of Labatt, is the indirect beneficial owner of membership interests in LF Holdings I L.L.C., a Delaware limited liability company (“LFI”), and LF Holdings II L.L.C., a Delaware limited liability company (“LFII,” and together with LFI, “Labatt USA”), which together own 70% of the membership interests in Labatt U.S.A, L.L.C., a Delaware limited liability company (“LUSA”), and Latrobe Brewing Company, L.L.C., a Delaware limited liability company (“Latrobe,” and together with LUSA, “Labatt USA”). The remaining 30% of the total membership interests in Labatt USA (the “Labatt USA Shares”) are owned by Wisdom Import Sales Co., a California corporation and a wholly-owned direct or indirect subsidiary of FEMSA Cerveza (“Wisdom”). Under the terms of the Principal Owners and Members Agreement, dated as of March 1, 1996 (the “Labatt USA Agreement”), by and among Labatt, Existing Labatt Holdings I, Labatt Holdings II Inc., a Delaware corporation, FEMSA Cerveza, Wisdom, LFI and LFII, the execution and delivery of the Incorporação Agreement and the consummation of the transactions contemplated thereby may constitute a “Change of Control” as defined in the Labatt USA Agreement (a “Labatt USA CoC Event”), in which case FEMSA Cerveza would have the right to cause Existing Labatt Holdings I to purchase the Labatt USA Shares upon the applicable terms and conditions of the Labatt USA Agreement and to terminate the FEMSA Cerveza Distribution Agreement (as defined in the Labatt USA Agreement) (a “Labatt USA Put Election”).

B. Labatt Holdco and IIBV agree that in the event that (i) a Labatt USA Restructuring does not occur at or prior to the Closing and (ii) following the Closing (x) a Labatt USA CoC Event occurs and FEMSA Cerveza exercises the Labatt USA Put Election and causes Existing Labatt Holdings I to purchase the Labatt USA Shares and terminates the FEMSA Cerveza Distribution Agreement (as defined in the Labatt USA Agreement) or (y) a Labatt Party otherwise purchases the Labatt USA Shares from a FEMSA Party pursuant to any agreement entered into prior to the Closing, or, with the consent of IIBV, any such agreement entered into at or following the Closing (any such sale being made pursuant to the preceding clause (x) or (y) being a “Labatt USA Transaction”), then Labatt Holdco shall sell or cause its subsidiaries to sell to IIBV, and IIBV shall purchase from Labatt Holdco or such subsidiaries, 100% of the outstanding shares of Existing Labatt Holdings I (the “ELH Sale”), at a price equal to the greater of (i) (x) in the case of an exercise of the Labatt USA Put Election, the sum of (A) the “Fair Market Value” of Labatt USA as determined pursuant to the provisions of the Labatt USA Agreement (excluding the value of the FEMSA Cerveza Distribution Agreement and excluding other values (including synergies and cost savings) attributable thereto) plus (B) US$107,000,000 and (y) in all other cases, the sum of (A) such price representing the fair market value of 100% of Labatt USA (excluding the value of the FEMSA Cerveza Distribution Agreement and excluding other values (including synergies and cost savings) attributable thereto) as may be derived on the bases of the value agreed between the applicable FEMSA Party and the applicable Labatt Party with respect to the purchase and sale of the Labatt USA Shares plus (B) US$107,000,000 and (ii) (x) US$180,000,000 plus (y) US$107,000,000, and the principal amount of the Labatt USA Promissory Note shall be increased or decreased, as applicable, as follows:

1.

in the event that the price at which the ELH Sale is made exceeds US$287,000,000, the principal amount of the Labatt USA Promissory Note otherwise determined shall be increased by the amount of such excess;

2.

to the extent that any Labatt Party has received any amounts from any FEMSA Party in connection with a Labatt USA Transaction (a “Labatt USA Unwind Amount”), the principal amount of the Labatt USA Promissory Note otherwise determined shall be increased by such Labatt USA Unwind Amount;

3.

to the extent that any Labatt Party has paid a Labatt USA Unwind Amount to any FEMSA Party, the principal amount of the Labatt USA Promissory Note otherwise determined shall be decreased by such Labatt USA Unwind Amount;

4.

the principal amount of the Labatt USA Promissory Note otherwise determined shall be decreased by an amount equal to the Taxes or other expenses payable by a relevant Labatt Party or AmBev Party directly or indirectly as a result of or in respect of a Labatt USA Transaction, including (x) the ELH Sale, (y) the receipt by a Labatt Party of a Labatt USA Unwind Amount or (z) the distribution of a Labatt USA Unwind Amount or other amount to pay the Labatt USA Promissory Note; and

5.

the principal amount of the Labatt USA Promissory Note otherwise determined shall be increased by an amount equal to the Tax savings realized directly or indirectly by a Labatt Party or AmBev Party as a result of or in respect of the payment by a Labatt Party of a Labatt USA Unwind Amount.

For purposes of computing the amount of the adjustments set forth in (4) and (5) above, neither Existing Labatt Holdings I nor any of its subsidiaries shall be considered a Labatt Party or an AmBev Party.

It is acknowledged that Labatt Holdco shall be permitted to cause Labatt USA to distribute any net Labatt USA Unwind Amount to Labatt Holdco immediately prior to the consummation of an ELH Sale.

For greater certainty, any payment under this Clause II(B) and any adjustment of the principal amount of the Labatt USA Promissory Note shall be treated as a purchase price adjustment in respect of the Labatt Contribution.

The Labatt USA Promissory Note shall be accelerated and become due and payable in full, together with accrued and unpaid interest thereupon, on the fifth (5th) Business Day following the date of the consummation of a Labatt USA Transaction.

Notwithstanding any other provision of this Agreement, in the case of any FEMSA Cerveza Transaction or Labatt USA Transaction, the parties shall use reasonable best efforts to minimize any Taxes payable as a result of any such transaction, and shall cooperate with one another in this regard.

III. True-Up Date Adjustment

A. If, on the date which is immediately prior to the first anniversary of the Closing (the “True-Up Date”), no Labatt USA Restructuring has occurred and no Labatt USA Transaction has occurred and there is no agreement then in effect pursuant to which a Labatt USA Transaction is intended to occur, otherwise following the time that such agreement become terminable in accordable with its terms, then the fair market value of Labatt Holdco’s indirect equity ownership interest in Existing Labatt Holdings I as of the True-Up Date (the “Adjustment Value”) shall be determined as follows:

  Within ten (10) days of the True-Up Date, two investment banks of international standing, one selected by each of Labatt Holdco and IIBV, shall deliver their respective estimates of the Adjustment Value.
  The “Adjustment Value” shall be equal to the arithmetic mean of the independent valuations performed by each of Labatt Holdco’s and IIBV’s investment banks unless the higher of such valuations exceeds the other by more than ten percent (10%) of the higher valuation, in which case such investment banks shall mutually agree upon a third investment bank (the “Umpire”) to perform an independent valuation of the Adjustment Value not later than ten (10) days following the delivery of the valuation by the initial two banks, in which case the Umpire shall determine the applicable Adjustment Value solely by choosing the valuation performed by the initial two banks that most closely reflects the Umpire’s estimate of the Adjustment Value, and such Adjustment Value shall be deemed to be finally and conclusively determined by the Umpire.
  Any estimate of the Adjustment Value to be performed by any investment bank pursuant to the foregoing procedure shall estimate such Adjustment Value solely based upon such investment bank’s estimate of what the market price of Labatt Holdco’s equity interest in Labatt USA would be on a U.S. national securities exchange or through a U.S. interdealer quotation system would have been (i) assuming the consummation of a public offering at least 180 days prior to the True-Up Date and (ii) assuming Labatt’s continued ownership of the same direct or indirect equity interest Labatt USA, as the case may be, as exists on the date hereof.

B. The principal amount of the Labatt USA Promissory Note otherwise determined shall be increased or decreased, as applicable, to equal the Adjustment Value as determined above.

IV. Disposition

A. From and after the Closing until the True-Up Date, Labatt Holdco agrees that it will not permit, directly or indirectly, the sale, transfer, pledge, hypothecation or other disposal of its indirect interest in its membership interest in Labatt USA without the prior written consent of IIBV.

V. General

A. Payments. All payments to be made to a party pursuant to this letter agreement shall be made by wire transfer of immediately available funds to an account designated by the applicable payee thereof to the payor not less than two (2) Business Days prior to the applicable payment date.

B. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of law in connection with a merger or consolidation of such party) without the prior written consent of the other party hereto, and any attempted assignment in violation of this provision shall be void. At any time prior to the Labatt Contribution, the interest of Labatt Holdco in this agreement may be assigned to an affiliate of Labatt Holdco with the consent of IIBV, Labatt Holdco and AmBev (such consent not to be unreasonably withheld or unreasonably delayed).

C. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

D. Counterparts. This Agreement may be executed in one or more separate counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. An executed counterpart of this Agreement delivered by fax or other means of electronic transmission shall be deemed to be an original and shall be as effective for all purposes as delivery of a manually executed counterpart.

E. Arbitration.

(1)

All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “ICC”). Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

(2)

The number of arbitrators shall be three, one appointed by the plaintiff party or parties, one by the respondent party or parties and a chairman appointed jointly by the first two arbitrators. In the event that, in multiple party proceedings, the plaintiff parties or the respondent parties are not able to reach consensus on the appointment of their arbitrator, such (and only such) arbitrator shall be appointed by the International Chamber of Commerce (Article 10, paragraph 2, ICC Rules, Edition 1998).

(3)

Any party to the dispute submitted to arbitration in connection with this letter agreement may assert a cross-claim against any other party to the dispute based on any breach of this letter agreement or the Incorporação Agreement. Any party to the dispute shall have access to all documents filed by any other party.

(4)

Any party to the dispute submitted to arbitration may request that any party to the Incorporação Agreement which was not initially named as a party to the proceedings be joined as a party to the proceedings, provided that the basis asserted for such joinder is substantially related to the subject matter of the dispute in arbitration. Any party to the abovementioned agreements which is not involved in the proceeding may request to join the existing proceeding, provided that the basis asserted for such intervention is substantially related to the subject matter of the dispute in arbitration. The parties to those abovementioned agreements have agreed to these procedures. Any joined or intervening party shall be bound by any award rendered by the arbitral tribunal even if it chooses not to participate in the arbitral proceedings.

(5)	The parties agree that the ICC Court of Arbitration shall fix separate advances on costs in respect of each claim, counterclaim or cross-claim.

(6)

The parties agree that if a dispute raises issues which are the same as or substantially connected with issues raised in a related dispute arising in connection with this letter agreement or the Incorporação Agreement, such dispute and such related dispute shall be finally settled by the first appointed arbitral tribunal, provided a joinder of proceedings is requested by at least one party to any of the disputes.

(7)	The place of arbitration shall be Paris, France. The language of the arbitration shall be English.

(8)

The arbitrators will have no authority to award punitive damages or any other damages not measured by the prevailing party’s actual damages, and may not, in any event, make any ruling, finding or award that does not conform to the terms and conditions of this letter agreement.

(9)

Any party may make an application to the arbitrators seeking injunctive relief to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved. Any party may apply to any court having jurisdiction hereof to seek injunctive relief in order to maintain the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

F. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

G. Amendment. Subject to Section 5.11 of the Incorporação Agreement, this letter agreement, the Femsa Cerveza Promissory Note or the Labatt USA Promissory Note may be amended only by an instrument in writing signed by each of the parties hereto. Subject to Section 5.11 of the Incorporação Agreement, by an instrument writing, IIBV, on the one hand, and Labatt Holdco, on the other hand, may waive compliance by the other with any term or provision of this letter agreement, the Femsa Cerveza Promissory Note or the Labatt USA Promissory Note, as the case may be, that such other party was obligated to perform.

H. Adjustments to Purchase Price. The purchase price in respect of the Labatt Contribution may be adjusted up or down, as the case may be, at any time after payment of the adjustment in respect of Femsa Cerveza provided for in Clause I.B and payment of the Labatt USA Promissory Note if Taxes, on the one hand, or Tax benefits, on the other hand, that would have been provided for thereunder are subsequently determined to be payable or realized, as the case may be. Any adjustments to the purchase price in respect of the Labatt Contribution shall be adjusted in respect of Taxes payable or Tax benefits received by Labatt Holdco as a result of the receipt of such adjustments.

* * *

If the terms of this agreement are acceptable to you, please return an executed copy of this agreement to Labatt Holding B.V. at the address above whereupon this will become a valid and binding agreement between us.

Very truly yours,

LABATT HOLDING B.V.

By:_________________________
Name:
Title:

By:_________________________
Name:
Title:

Acknowledged and agreed to:

INTERBREW INTERNATIONAL B.V.

By: ____________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXHIBIT A

FORM OF PROMISSORY NOTE

US$206,000,000	Dated: [Contribution Date]

FOR VALUE RECEIVED, the undersigned, Labatt Holdco B.V., a corporation organized under the laws of the Netherlands (the “Labatt Holdco”), HEREBY PROMISES TO PAY Interbrew International B.V., a Netherlands corporation (the “IIBV”), an amount in cash equal to US$206,000,000 (the “Principal Amount”). Labatt Holcdco promises to pay interest on the Principal Amount from and after the Closing at the rate of 3% per annum. The entire unpaid Principal Amount of this note (the “Note”) and all accrued and unpaid interest thereon is due and payable on the date that is 18 months following the Closing Date or, if such date is not a Business Day, the next immediately succeeding Business Day, unless the payment of principal and interest on the Note shall be accelerated. Capitalized terms used herein and not otherwise defined have the meanings set forth in the letter agreement, dated as of March 3, 2004, by and between IIBV and Labatt Holdco (the “Letter Agreement”), or if not set forth in the Letter Agreement, in the Incorporação Agreement (as defined in the Letter Agreement).

Both principal and interest are payable in lawful money of the United States of America to IIBV at such account as may be designated in writing from time to time by IIBV to Labatt Holdco, in immediately available funds. This Note may not be prepaid; provided, however, that this Note may be prepaid without penalty at any time up to and including the Closing.

This Note is the FEMSA Cerveza Promissory Note referred to in, and is subject to the terms of, the Letter Agreement, which to the extent applicable are incorporated herein by reference and made part of this Note. Payment of principal and interest under this Note shall be accelerated and become due and payable in the event of the consummation of a FEMSA Cerveza Transaction as provided in the Letter Agreement.

The Principal Amount of this Note is not subject to adjustment.

If any payment required to be made under this Note is not paid when due and payable hereunder, whether at maturity or by acceleration, Labatt Holdco promises to pay all costs of collection, including reasonable attorneys' fees, incurred by IIBV, whether or not suit is filed hereon. Such costs of collection shall include, but not be limited to, all costs and expenses, including reasonable attorneys’ fees, incurred in connection with the protection of or realization upon the collateral securing this Promissory Note.

* * *

LABATT HOLDING B.V.

By:_________________________
Name:
Title:

By:_________________________
Name:
Title:

EXHIBIT B

FORM OF PROMISSORY NOTE

US$287,000,000	Dated: [Contribution Date]

FOR VALUE RECEIVED, the undersigned, Labatt Holding B.V., a corporation organized under the laws of the Netherlands (the “Labatt Holdco”), HEREBY PROMISES TO PAY Interbrew International B.V., a Netherlands corporation (“IIBV”), an amount in cash equal to US$287,000,000 (as may be subject to adjustment, the “Principal Amount”). Labatt Holdco promises to pay interest on the Principal Amount from and after the Closing at the rate of 3% per annum. The entire unpaid Principal Amount of this note (the “Note”) and all accrued and unpaid interest thereon is due and payable on the date that is 18 months following the Closing Date or, if such date is not a Business Day, the next immediately succeeding Business Day, unless the payment of principal and interest on the Note shall be accelerated. Capitalized terms used herein and not otherwise defined have the meanings set forth in the letter agreement, dated as of March 3, 2004, by and between IIBV and Labatt Holdco (the “Letter Agreement”), or if not set forth in the Letter Agreement, in the Incorporação Agreement (as defined in the Letter Agreement).

Both principal and interest are payable in lawful money of the United States of America to IIBV at such account as may be designated in writing from time to time by IIBV to Labatt Holdco, in immediately available funds. This Note may not be prepaid; provided, however, that this Note may be prepaid without penalty at any time up to and including the Closing.

This Note is the Labatt USA Note referred to in, and is subject to the terms of, the Letter Agreement, which to the extent applicable are incorporated herein by reference and made part of this Note. Payment of principal and interest under this Note shall be accelerated and become due and payable in the event of the consummation of an ELH Sale as provided in the Letter Agreement. The Principal Amount of the Note shall be adjusted as set forth in the Letter Agreement.

If the Principal Amount of the Note is decreased or increased as may be provided for by the Letter Agreement, accrued interest shall be recalculated under this Note from the date of issue through the date of such decrease or interest so as to give effect, on a retroactive basis, to such increase or decrease. The terms of the Note, including the maturity date hereof, shall not be affected from and after, or as a result of, such increase or decrease in the Principal Amount.

If any payment required to be made under this Note is not paid when due and payable hereunder, whether at maturity or by acceleration, Labatt Holdco promises to pay all costs of collection, including reasonable attorneys' fees, incurred by IIBV, whether or not suit is filed hereon. Such costs of collection shall include, but not be limited to, all costs and expenses, including reasonable attorneys’ fees, incurred in connection with the protection of or realization upon the collateral securing this Promissory Note.

* * *

LABATT HOLDING B.V.

By:_________________________
Name:
Title:

By:_________________________
Name:
Title:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.